**FINPRO CAPITAL ADVISORS, INC.**

**ANNUAL AUDITED REPORT**
**FORM X-17 A-5**
**PART III**

**SEC FILE NO. 8-68864**

**YEAR ENDED DECEMBER 31, 2023**

**AND**

**REPORT OF INDEPENDENT REGISTERED PUBLIC**
**ACCOUNTING FIRM**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68864 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FinPro Capital Advisors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

46 E. Main Street, Suite 303
(No. and Street)

| Somerville | NJ | 08876 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| John Mauro | 908-234-9398 | jmauro@finprocapitaladvisors.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Meisel, Tutuer & Lewis, P.C.
(Name – if individual, state last, first, and middle name)

| 105 Eisenhower Parkway | Roseland | NJ | 07068 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 09/29/2009 | 3861 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Donald J. Musso _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FinPro Capital Advisors, Inc. _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ELLEN FRAKER-GLASSCOCK
NOTARY PUBLIC OF NEW JERSEY
Commission #: 50083444
Commission Expires: 5/29/28

Signature:

Title:
President & CEO

Notary Public

## This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# FINPRO CAPITAL ADVISORS, INC.

## TABLE OF CONTENTS



Certified Public Accountants
Management Consultants

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
FinPro Capital Advisors, Inc.
(A Wholly-Owned Subsidiary of FinPro, Inc.)

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FinPro Capital Advisors, Inc. (the "Company") as of December 31, 2023, and the related statements of operations, change in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of FinPro Capital Advisors, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of FinPro Capital Advisors, Inc.'s management. Our responsibility is to express an opinion on FinPro Capital Advisors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to FinPro Capital Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



**Auditor's Report on Supplemental Information**

The supplemental information contained in Schedules I, II, III and IV has been subjected to audit procedures performed in conjunction with the audit of FinPro Capital Advisors, Inc.'s financial statements. The supplemental information is the responsibility of FinPro Capital Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, III and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

Meisel, Tuteur & Lewis P.C.

MEISEL, TUTEUR & LEWIS, P.C.

We have served as FinPro Capital Advisors, Inc.'s auditor since 2016.

Roseland, New Jersey
March 20, 2024

**FINPRO CAPITAL ADVISORS, INC.**
**Statement of Financial Condition**
**December 31, 2023**

| | | |
|---|---|---:|
| **ASSETS** | | |
| Cash | $ | 40,859 |
| Accounts receivable | | 60,200 |
| Other assets | | 6,564 |
| **Total Assets** | $ | 107,623 |
| | | |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 18,195 |
| **Total Liabilities** | | 18,195 |
| | | |
| **Stockholder's Equity** | | |
| Common stock, $10 par value: 100 shares authorized, issued and outstanding | | 1,000 |
| Additional paid-in capital | | 107,000 |
| Retained earnings (accumulated deficit) | | (18,572) |
| **Total Stockholder's Equity** | | 89,428 |
| | | |
| **Total Liabilities and Stockholder's Equity** | $ | 107,623 |

*See accompanying notes to the financial statements.*

**FINPRO CAPITAL ADVISORS, INC.**
**Statement of Operations**
**Year Ended December 31, 2023**

| | | |
|---|---|---:|
| **Revenues** | | |
| Advisory fees | $ | 45,000 |
| Capital Raising | | 60,000 |
| Other services | | 81,000 |
| **Total Revenues** | | 186,000 |
| | | |
| **Expenses** | | |
| Personnel compensation and benefits | | 58,540 |
| Occupancy costs | | 25,616 |
| Professional fees | | 18,000 |
| Regulatory and compliance | | 10,879 |
| Other expenses | | 112,542 |
| **Total Expenses** | | 225,577 |
| | | |
| **Net loss before taxes** | | (39,577) |
| | | |
| Provision for income taxes | | - |
| | | |
| **Net Loss** | $ | (39,577) |

*See accompanying notes to the financial statements.*

4

**FINPRO CAPITAL ADVISORS, INC.**
**Statement of Changes in Stockholder's Equity**
**Year Ended December 31, 2023**

|  | Total | | Common Stock | | Additional Paid-In Capital | | Retained Earnings / Accumulated Deficit |
|---|---|---|---|---|---|---|---|
| Balance, January 1, 2023 | $ | 129,005 | $ | 1,000 | $ | 107,000 | $ | 21,005 |
| Net loss | | (39,577) | | - | | - | | (39,577) |
| Balance, December 31, 2023 | $ | 89,428 | $ | 1,000 | $ | 107,000 | $ | (18,572) |

*See accompanying notes to the financial statements.*

**FINPRO CAPITAL ADVISORS, INC.**
**Statement of Cash Flows**
**Year Ended December 31, 2023**

| | | |
|---|---|---:|
| **Cash Flows from operating activities** | | |
| Net loss | $ | (39,577) |
| | | |
| Adjustments to reconcile net loss to net | | |
| cash flows from operating activities | | |
| Changes in operating assets and liabilities: | | |
| Change in accounts receivable | | (47,057) |
| Change in other assets | | (861) |
| Change in accounts payable | | 1,195 |
| | | |
| Total Adjustments to Net Loss | | (46,723) |
| | | |
| **Net cash used by operating activities** | | (86,300) |
| | | |
| **Net change in cash** | | (86,300) |
| | | |
| **Cash, beginning of year** | | 127,159 |
| | | |
| **Cash, end of year** | $ | 40,859 |

*See accompanying notes to the financial statements.*

## 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Description of Business** – FinPro Capital Advisors, Inc. (the "Company") was incorporated on March 8, 2011 under the laws of the State of New Jersey and is a wholly owned subsidiary of FinPro, Inc. (the "Parent").

The Company became a registered broker-dealer on May 21, 2012 with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides investment banking services including merger and acquisition advisory services, purchase and assumption transactions, fairness opinions, capital raising, valuation and due diligence services for financial institutions. During the year ended December 31, 2023, the Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). As such, the Company is a Non-Covered Firm in accordance with the exemptive provisions of SEC Rule 15c3-3, especially footnote 74 of SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. Therefore, the Company is exempt from the Securities and Exchange Commission's Rule 15c-3-3 (the customer protection rule).

After a review of its exemption provision options under SEA Rule 15c3-3, the Company submitted a formal request for an update to its membership agreement with FINRA on February 26, 2021. That request was approved and executed on March 2, 2021.

**Basis of Financial Statement Presentation** – The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

**Use of Estimates** – Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

**Subsequent Events** – The Company has considered subsequent events and transactions through March 20, 2024, the date the financial statements were issued, noting no material events requiring disclosure or recognition in the Company's financial statements.

**Revenue Recognition** – Revenues are generally recognized when the Company satisfies the performance obligation identified in the contracts with its customers, and collectability is reasonably assured.

Revenue from Contracts with Customers Standard (ASU 2014-09) core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

**Revenue Recognition (Continued)**

ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as an entity satisfies the identified performance obligation(s).

*Significant judgments*

Revenue from contracts with customers includes success fees and advisory fees. The recognition and measurement of revenue is based on the achievement of clearly defined contractual milestones and on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. In most cases, discretion has been removed from these judgements through the application of measurable, contractual milestones.

*Advisory fees*

The Company provides advisory services on mergers and acquisitions, restructurings, other strategic transactions. These revenues include success fees earned in connection with advising companies. The Company also earns fees for related advisory work such as providing fairness opinions. Revenue for advisory arrangements is generally recognized at the point in time when the services for the transactions are completed under the contractual milestones defined in each engagement. Payment for revenue is due upon invoicing.

*Placement agent fees*

The Company earns agency placement fees in non-underwritten transactions, including private placements of debt and equity securities. The Company records placement revenues at the point in time when the services for the transactions are completed under the terms of each engagement.

*Contract assets and liabilities*

Contract assets represent the Company's right to consideration in exchange for goods or services that the Company has transferred to a customer, excluding unconditional rights to consideration that are presented as receivables. Contract liabilities represent the Company's obligation to deliver products or provide data to customers in the future for which cash has already been received.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**Cash and Cash Equivalents** – For purposes of presentation on both the statements of financial condition and cash flows, the Company considers highly liquid instruments, with original maturities of three months or less that are not held for sale in the ordinary course of business, to be cash and cash equivalents. Cash and cash equivalent balances may, at a limited number of banks and financial institutions, periodically exceed Federal Depository Insurance Corporation ("FDIC") insurance coverage. The Company believes it mitigates this risk by investing in or through major financial institutions and primarily in funds that are insured by the U.S. government.

At December 31, 2023, there were no investments classified as cash equivalents.

**Accounts Receivable** – Accounts receivable include any fees due from clients. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

At December 31, 2023, the accounts receivable balance was $60,200 and deemed to be fully collectible. As such, management believed that no valuation allowance was warranted.

**Other Assets** – Other assets are comprised of prepaid expenses, deposits, and other assets generated in the normal course of business.

**Fair Value of Financial Instruments** – The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate fair value.

**Accounts Payable and Accrued Expenses** – Accounts payable and accrued expenses include accruals for professional, third-party services, and other payables.

**Income Taxes** – Income taxes are accounted for in accordance with ASC Topic 740, Income Taxes, under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Effective January 1, 2021, the Company and the Parent have revoked the election for S-Corporation status for Federal and New Jersey income tax purposes. Since 2021, the Company has been included in the consolidated income tax returns of the Parent.

The Company reports accrued interest and penalties related to unrecognized tax benefits on the related tax liability line in the statement of financial condition. Total interest and penalties during the year ending December 31, 2023 was $0.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

GAAP prescribes rules for recognition, measurement, classification, and disclosure in the financial statements of uncertain tax positions taken or expected to be taken in the Company's tax returns. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Parent's federal and certain of the Company's state tax returns remain open for income tax examination for three years from the date of filing.

## 2. RECENTLY ISSUED ACCOUNTING PRONOUCEMENTS

Recently issued accounting pronouncements that have been issued or proposed by the Financial Accounting Standards Board or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

## 3. RELATED PARTY TRANSACTIONS

The Company shares its office space as well as various administrative services with the Parent. The Company entered into an expense sharing agreement whereby all expenses associated with the operations of the Company paid by the Parent were charged to the Company. Under the terms of the agreement, certain expenses of the Parent such as payroll costs, rent and office expenses are allocated to the Company and included in their respective accounts on the accompanying statement of operations.

In accordance with the expense sharing agreement, the Company reimbursed the Parent for its allocated share on non-payroll related overhead expenses totaling $129,470 for the year ended December 31, 2023.

The Company also reimbursed the Parent for its allocated share of employee compensation, bonuses and other payroll-related expenses paid on its behalf totaling $58,540 for the year ended December 31, 2023.

## 4. MAJOR CUSTOMERS

During the year ended December 31, 2023, the Company had contracts with five clients that made up approximately 91% of total revenues and that made up 100% of total accounts receivable. For the year ended December 31, 2023, the revenues from these clients amounted to $170,000. The ultimate collectability of a substantial portion of the Company's accounts receivable is susceptible to changes in the market conditions in the investment and financial services industry. As of December 31, 2023, the accounts receivable balance of $60,200 was due from one client.

## 5. COMMITMENTS AND CONTINGENCIES

**Lease Commitments –** The Company and its Parent consolidated operations to provide for more effective cross-training and allocate additional resources to the Parent. As such, the Company was released from its formal obligation under a sub-lease agreement with the Parent for office space. Instead, the Company paid its allocation of office space under the expense sharing agreement with the Parent based on headcount. For the year ended December 31, 2023, occupancy expense was $25,616 and is included in occupancy costs on the statement of operations.

**Contingent Liabilities –** The Company may become involved in legal claims arising in the ordinary course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations. Currently, there are no known or threatened claims.

## 6. REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $22,664, which exceeded the minimum requirement of $5,000 by $17,664. The ratio of aggregate indebtedness to net capital was 0.80 to 1.

On July 1, 2020, the staff of the SEC's Division of Trading and Markets published new FAQ 18 in the "Frequently Asked Questions Concerning the Amendments to Certain Broker-Dealer Financial Responsibility Rules" relating to a broker-dealer that does not meet any of the exemption conditions of paragraph (k) of SEA Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of SEA Rule 15c2-4; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) (referred to in the SEC staff's FAQ guidance as a "Non-Covered Firm"). FINRA subsequently published FAQs and issued additional guidance directly to firms regarding claiming exemption from SEC Rule 15c3-3. The Company meets the SEC's definition of a Non-Covered Firm and as such is exempt from the provisions of Rule 15c3-3.

## 7. CONCENTRATION OF RISKS

The Company derives substantially all of its capital from its Parent, including non-cash capital contributions to finance related party expense allocations. In the event that the Parent were to cease its relationship and stop dealing with the Company, it is possible that the severe disruption in business could prevent the Company from continuing as a going concern. However, the Company's management believes that there should not be any substantial doubt about the Company's ability to continue as a going concern for a reasonable time period. The Parent has given no indication that it plans to cease providing support to the Company.

7.  **CONCENTRATION OF RISKS (CONTINUED)**

In the normal course of business, the Company encounters economic risk.  Credit risk arises from the Company's investment banking activities.  These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and requirements are not sufficient to fully cover losses which customers may incur.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts insured.  The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2023

**FINPRO CAPITAL ADVISORS, INC.**

**Schedule I**
**Computation of Net Capital Under Rule 15c3-1 of the**
**Securities and Exchange Commission**
**As of December 31, 2023**

| | | |
|---|---|---:|
| **Computation of net capital** | | |
| Total stockholder's equity | $ | 89,428 |
| Deductions and/or charges: | | |
| Aged receivables and other assets | | (66,764) |
| **Net Capital** | $ | 22,664 |
| | | |
| **Computation of aggregate indebtedness** | | |
| Accounts payable and accrued expenses | $ | 18,195 |
| **Aggregate indebtedness** | $ | 18,195 |
| | | |
| **Computation of basic net capital requirement** | | |
| Minimum net capital required (6.67% of aggregate indebtedness) | $ | 1,213 |
| Minimum dollar requirement | | 5,000 |
| **Net capital requirement (greater of minimum** | | |
| **net capital or dollar requirement)** | $ | 5,000 |
| | | |
| **Excess net capital** | $ | 17,664 |
| | | |
| **Excess net capital at 1000%** | $ | 16,664 |
| | | |
| **Ratio:  Aggregate indebtedness to net capital** | | .80 to 1 |
| | | |
| Reconciliation with Company's computation | | |
| (included in Part II of Form X-17A-5 as of December 31, 2023) | | |
| Net capital, as reported in Company's Part II (amended/unaudited) | $ | 22,664 |
| Focus Report | | |
| Change resulting from December 31, 2023 audit adjustments, net | | - |
| **Net capital, as included in this report** | $ | 22,664 |

---

**Schedule II**
**Reconciliation with Company's Computation of Net Capital**
**Included in Part IIA of Form X-17A-5**
**As of December 31, 2023**

There are no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended unaudited Form FOCUS Part II filing as of December 31, 2023.

**FINPRO CAPITAL ADVISORS, INC.**

**Schedules III & IV**

**Statement Regarding Exemption from Rule 15c3-3 of the**
**Securities and Exchange Commission**
**December 31, 2023**

---

**Schedule III**
**Statement of Exemption from the Computation for Determination of**
**Reserve Requirements under Rule 15C3-3 of the Securities and Exchange Commission**

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially footnote 74 of SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company is a Non-Covered Firm and is therefore exempt from the computation for determination of reserve requirements. During the year ended December 31, 2023, the Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

---

**Schedule IV**
**Statement of Exemption from the Information Relating to Possession or**
**Control Requirements under Rule 15C3-3 of the Securities and Exchange Commission**

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially footnote 74 of SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company is a Non-Covered Firm and is therefore exempt from the information relating to the possession or control requirements. During the year ended December 31, 2023, the Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

---

FinPro
Capital Advisors, Inc.

**STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3**

On July 1, 2020, the staff of the SEC's Division of Trading and Markets published new FAQ 18 in the "Frequently Asked Questions Concerning the Amendments to Certain Broker-Dealer Financial Responsibility Rules" relating to a broker-dealer that does not meet any of the exemption conditions of paragraph (k) of SEA Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of SEA Rule 15c2-4; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) (referred to in the SEC staff's FAQ guidance as a "Non-Covered Firm"). FINRA subsequently published FAQs and issued additional guidance directly to firms regarding claiming exemption from SEC Rule 15c3-3.

FinPro Capital Advisors, Inc., (the Company) to the best of my knowledge and belief, hereby certifies as follows:

The Company does not:

    a.  directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers;

    b.  carry accounts of or for customers; or

    c.  carry PAB accounts that may have amounts required to be deposited in the customer reserve account or the PAB reserve account.

2. Based on the foregoing, the Company meets the SECs definition of a Non-Covered Firm.

3. As a consequence, the Company is exempt from Rule 15c3-3.

4. The Company met this exemption during the entire calendar year ending December 31, 2023, without exception.

FinPro Capital Advisors, Inc.

I, Donald J. Musso, affirm that, to my best knowledge and belief, this Exemption Report is true and accurate.



By: _____

Title:  President & CEO

February 20, 2024



Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
 FinPro Capital Advisors, Inc.
 (A Wholly-Owned Subsidiary of FinPro, Inc.)

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) FinPro Capital Advisors, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) underwriter or selling group participant (corporate securities other than mutual funds, on a best effort basis only; (2) private placement of securities, and (3) mergers and acquisitions advisory services, in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

FinPro Capital Advisors, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FinPro Capital Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

*Meisel, Tuteur, & Lewis P.C.*

MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
March 20, 2024



MEISEL, TUTEUR & LEWIS, P.C.
Certified Public Accountants
Management Consultants

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholder of
FinPro Capital Advisors, Inc.
(A Wholly-Owned Subsidiary of FinPro, Inc.)

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of FinPro Capital Advisors, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of FinPro Capital Advisors, Inc. has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating FinPro Capital Advisors, Inc.'s compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.



We were engaged by FinPro Capital Advisors, Inc. to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on FinPro Capital Advisors, Inc.'s Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of FinPro Capital Advisors, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of FinPro Capital Advisors, Inc. and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Meisel, Tuteur, & Lewis P.C.

MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
March 20, 2024

**FINPRO CAPITAL ADVISORS, INC.**

**Securities Investor Protection Corporation**
**Schedule of Assessment and Payments (Form SIPC-7)**

**Year Ended December 31, 2023**

|  | Date Paid | Amount |
|---|---|---|
| General Assessment reconciliation for the period January 1, 2023 to December 31, 2023 |  | $ 279 |
|  |  |  |
| Payment schedule: |  |  |
| Paid with SIPC-6 | 6/30/2023 | 84 |
| Paid with SIPC-6 adjustment |  | - |
| Paid with SIPC-7 | 1/29/2024 | 195 |
| Total Payments |  | 279 |
| Balance due (overpayment) |  | $ 0 |

*See Report of Independent Registered Public Accounting Firm on Applying*
*Agreed-Upon Procedures Report on the Schedule of Assessment and Payments (Form SIPC-7)*